X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2009 JUN 22 A 4: 33

09046366

June 11, 2009

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated June 11, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dw 6/22

X-Cal Resources Ltd.

TSX/XCL **June 11, 2009**

News Release

Warrants Exercised

X-Cal has received $453,750 from warrants, which had a June 10, 2009 expiry date. A total of 4,537,750 warrants @ $0.10 per share were exercised. Insiders subscribed for 575,000 shares.

The proceeds from the warrants will add to existing treasury funds, to be used for general corporate purposes and to advance the Sleeper Gold Project, located in Humboldt County Nevada.

A Preliminary Economic Assessment of the gold and silver resources at Sleeper is in progress.

In addition to Sleeper, X-Cal has two Cortez Area Gold Properties and the West Rochester property in the Spring Valley Area, Nevada. All properties are 100% owned by X-Cal.

The contents of this release have been reviewed by Larry Kornze, P.Eng., who is a "Qualified Person" as defined by NI 43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740